SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 30, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 76.535.764/0001 -43
Company Registry (NIRE) 53.3.0000622 -9
PUBLICLY-HELD COMPANY

SUMMONS NOTICE
ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Brasil Telecom S.A.’s (“Company”) shareholders are hereby summoned to attend the Ordinary and Extraordinary Shareholders’ Meeting, in the form of the legal and statutory dispositions, to be held on March 18, 2008, at noon, at the Company’s headquarters located in the city of Brasília - DF, at SIA SUL, ASP, LOTE D, BLOCO B, to resolve the following agenda:

ORDINARY SHAREHOLDERS’ MEETING

1.	Acknowledge the Managerial Accounts, examine, discuss and vote on the Financial Statements and the Management
Report for the year ended December 31, 2007;
2.	Decide on the appropriation of the earnings and payment of dividend;
3.	Elect the members of the Fiscal Council and their substitutes, and fix their individual remuneration.
4.	Elect members to the Company’s Board of Directors and their substitutes; and
5.	Decide on the election of the Chairman and Vice Chairman of the Company’s Board of Directors.

EXTRAORDINARY SHAREHOLDERS’ MEETING

1.	Fix the total remuneration of the Company’s managers;

GENERAL INFORMATION

All documents associated with the matters in the Agenda are available to the Company’s shareholders at its headquarters.

All powers of attorney shall be filed at the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B – 2nd floor – Diretoria Jurídica, at least 2 (two) business days prior to the date of the Shareholders’ Meetings.

Shareholders in possession of shares registered with a custodian agent wishing to participate in the Ordinary and Extraordinary Shareholders’ Meetings shall present a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meetings.

Brasília, January 31, 2008.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.